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UNITED STATES	OMB Number:	3235-0080
SECURITIES AND EXCHANGE COMMISSION	Expires:	February 28, 2009
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

                                                                             Commission File Number:  1-8472

Hexcel Corporation	NYSE Arca, Inc. (formerly Pacific Exchange)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

281 Tresser Boulevard,	Stamford, Connecticut 06901	(203) 969-0666
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐               17 CFR240.12d2-2(a)(1)

☐               17 CFR240.12d2-2(a)(2)

☐               17 CFR240.12d2-2(a)(3)

☐               17 CFR240.12d2-2(a)(4)

☐               Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒   Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hexcel Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 24, 2007	By	/s/ Stephen C. Forsyth	Executive Vice President
Date		Name	Title

(1)             Form 25 and attached Notice will be considered compliance with the provisions of 17CFR240.19d-1 as applicable.  See General Instructions.

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